DynaResource, Inc.

222 W Las Colinas Blvd

Suite 744 East Tower

Irving, Texas 75039

Tel: (972) 868-9066 Fax: (972) 868-9067

July 19, 2013

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:          DynaResource, Inc.

Form 14A – Proxy

File # 000-30371

Dear Ms. Wilson:

I attach a revised 14A for your review. Thank you for your assistance.

In light of the time, the Company is electing to change its meeting date to August 23 so that shareholders will have a chance to review the revised proxy.

I await your comments. You can reach me on my cell phone if necessary at 214-212-2307.

Thanks again,

/s/ Charles Smith

Charles Smith

Chief Financial Officer